

February 2, 2017

Michael Grundei, Esq.
Wiggin and Dana LLP
Two Stamford Plaza
281 Tresser Boulevard
Stamford, Connecticut 06901

> **Re: magicJack VocalTec Ltd.**
> **Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 filed by Paul**
> **M. Posner, Carnegie Technologies Holdings, LLC et al.**
> **Filed January 18 and February 1, 2017**
> **File No. 0-27648**

Dear Mr. Grundei:

We have reviewed your letter dated February 1, 2017 and are unable to agree that the Carnegie Parties can disseminate solicitation materials in accordance with Exchange Act Rule 14a-2(b)(8). We further note that to the extent the Carnegie Parties intend to rely on Exchange Act Rule 14a-12 to make solicitations before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a), Carnegie must furnish, not merely file, the proxy statement to all security holders solicited in reliance on Rule 14a-12, including those security holders who may access such solicitations via press release or the Carnegie Parties' website.

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We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions